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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                            (Amendment No.   1   )*
                                          -------

            WAVERLY, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

            COMMON STOCK, $2.00 PAR VALUE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  943614-10-7
           --------------------------------------------------------
                                (CUSIP Number)
  Kathleen G. McGuinness, Vice President, General Counsel and Secretary, The Times Mirror Company, Times Mirror Square, Los Angeles, CA 90053 (213) 237-5000

- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 July 2, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







- --------------------------------------------------------------------------------

                                 SCHEDULE 13D

- ------------------------------                    ------------------------------
CUSIP No. 943614-10-8                               Page    2   of    5    Pages
         -----------------                              --------  ---------
- ------------------------------                    ------------------------------
- --------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      THE TIMES MIRROR COMPANY
- --------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [ ]
                                                                       (b)  [ ]

- --------------------------------------------------------------------------------
3

- --------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

      00  (See Item 3)
- --------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                      [ ]

      Not applicable
- --------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
- --------------------------------------------------------------------------------
                   7  SOLE VOTING POWER

                        0
                 ---------------------------------------------------------------
  NUMBER OF        8  SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY       ---------------------------------------------------------------
    EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH         ---------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER
                        0
- --------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
- --------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

- --------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
- --------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     CO
- --------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 OF 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D/A
                                 --------------


Item 1.     Security and Issuer

This Schedule 13D/A relates to the common stock, $2.00 par value, of Waverly, Inc., a Maryland corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 351 W. Camden Street, Baltimore, Maryland 21201.

Item 2.     Identity and Background

This Schedule 13D/A is filed on behalf of The Times Mirror Company, a Delaware corporation ("Times Mirror"). It amends and restates Times Mirror's Schedule 13D filing made on October 20, 1994. Times Mirror is engaged principally in the newspaper publishing, professional information and consumer media business. Its principal office is located at Times Mirror Square, Los Angeles, California 90053.

Times Mirror has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

Times Mirror purchased 218,500 shares of the Issuer during the period 1986 through 1994 for a total purchase price of $3,936,766. The funds were obtained from working capital of Times Mirror. The Board of Directors of the Issuer authorized a two-for-one stock split on April 29, 1996, to be distributed on June 12, 1996 to holders of record as of May 28, 1996. As a result, the number of shares owned by Times Mirror increased to 437,000 shares.

Item 4.     Purpose of Transaction

Times Mirror acquired and held the shares of the Issuer as an investment. In the
Schedule 13D filed on October 20, 1994, Times Mirror reported that it might, from time to time and subject to the continuing evaluation of the factors discussed therein, (i) acquire additional shares in the open market, in privately negotiated transactions, by exchange offer or otherwise and/or (ii) retain or sell all or a portion of its holdings of the shares in the open market or in privately negotiated transactions.

Times Mirror further reported in the Schedule 13D that any actions it might undertake with respect to the acquisition or disposal of shares would be dependent upon Times Mirror's review of numerous factors, including, among other things, the availability of shares for purchase and the price levels of such shares, general market and economic conditions, the relative attractiveness of alternative business and investment opportunities, and other future developments; and that although the foregoing reflected activities contemplated at that time by Times Mirror with respect to the Issuer, it was subject to change at any time. Finally, Times Mirror reported that except as set forth therein, it had no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in the Securities of the Issuer

On July 2, 1996, Times Mirror irrevocably contributed all of the shares of Common Stock of the Issuer beneficially owned by Times Mirror to Fidelity Investments Charitable Gift Fund, a public charity as described in Sections 502(c)(3), 509(a)(1) and 170(b)(A)(vi) of the Internal Revenue Code of 1986, as amended. The contribution was valued at $22.28 per share, the average of the high and low price of the shares on July 2, 1996 on the Nasdaq system. As a result of this transaction, Times Mirror beneficially owns no shares of the Common Stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.     Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 5, 1996

THE TIMES MIRROR COMPANY

By: /s/ Steven J. Schoch

Name: Steven J. Schoch

Title: Vice President and Treasurer








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